3B

SECURITI[...]SSION

04004134

Z 3-18

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 3 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8- ~~39418~~

8-48697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwood Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square 8th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Lennon (212) 785-4436
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, CPA, PC
(Name – *if individual, state last, first, middle name*)

29 Broadway	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/24

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul T. Lennon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Brokerage Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC C. SPECTOR
NOTARY PUBLIC, State of New York
No. 24-5001426
Qualified in Kings County
Commission Expires Sept. 8, 2006

Signature

President
Title

2/11/04
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDWOOD BROKERAGE SERVICES, INC.

Financial Statements
and
Supplementary Information
for year ended
December 31, 2003

Table of Contents

	Page
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Subordinated Borrowing	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1	10

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditor's Report

To the Board of Directors
Redwood Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Redwood Brokerage Services, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowing and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Brokerage Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

Certified Public Accountants
A Professional Corporation

January 22, 2004

REDWOOD BROKERAGE SERVICES, INC.

Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 1,801,723
Receivables	
Clearing broker	18,763
Non-customers	5,836
Advances to employees/affiliates	45,000
Equipment, at cost - net of accumulated depreciation of $126,915 (note 2)	14,196
Investments (note 5)	661,469
Deferred tax (note 4)	100,375
Other assets	3,300
Total assets	$ 2,650,662

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 10,311
Commissions payable	101,488
Accrued expenses	60,225
Total liabilities	172,024
Stockholder's equity	
Common stock, without par value; 200 shares authorized; 4.9 shares issued and outstanding	24,500
Additional paid-in capital	600,000
Retained earnings	1,854,138
Total stockholder's equity	2,478,638
Total liabilities and stockholder's equity	$ 2,650,662

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Statement of Operations
For Year Ended December 31, 2003

Revenues	
Commissions (note 2)	$ 8,906,144
Interest and other revenue	281,188
Total revenues	9,187,332
Expenses	
Commissions	3,073,737
Employee compensation and benefits (note 7)	3,451,766
Office	187,425
Market services	380,465
Regulatory fees and expenses	60,037
Professional fees	164,362
Telephone and communications	89,873
Travel and entertainment	192,927
Interest expense	50,276
Office expenses	336,682
Total expenses	7,987,550
Income before loss on investments and income tax expense	1,199,782
Loss on investments	
Equity in loss of investees (note 5)	1,154,215
Income before income tax expense	45,567
Income tax expense	26,402
Net income	$ 19,165

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Statement of Changes in Stockholder's Equity
For Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	$ 24,500	$ 600,000	$ 1,834,973	$ 2,459,473
Net income	-	-	19,165	19,165
Balance, December 31, 2003	$ 24,500	$ 600,000	$ 1,854,138	$ 2,478,638

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Statement of Changes in Subordinated Borrowing
For Year Ended December 31, 2003

Subordinated borrowing at December 31, 2002	$ 1,000,000
Increase	-
Decrease (note 6)	(1,000,000)
Subordinated borrowing at December 31, 2003	$ -

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Statement of Cash Flows
For Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 19,165
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	28,223
Equity in loss of investees, net (note 5)	898,994
Bad debt	39,096
Deferred New York City tax benefit	26,402
Changes in operating assets and liabilities	
Receivable from clearing broker	6,634
Receivables from non-customers	130,091
Advance to employees/affiliates	(25,000)
Securities owned	100,080
Prepaid expenses	40,000
Accounts payable	1,627
Commissions payable	50,803
Accrued expenses	9,433
Net cash provided by operating activities	1,325,548
Cash flows provided by investing activities	
Proceeds from sale of investment	2,800
Cash flows used in financing activities	
Repayment of subordinated borrowing	(1,000,000)
Increase in cash	328,348
Cash, beginning of year	1,473,375
Cash, end of year	$ 1,801,723
Supplemental cash flow information	
Cash paid during the year for interest	$ 10,276

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Notes to Financial Statements
December 31, 2003

Note 1 - Organization and business activity

Redwood Brokerage Services, Inc. (the "Company") is a registered broker-dealer incorporated in December 1995 in the State of New York. The Company received approval from the National Association of Securities Dealers, Inc. to commence business operations in March 1996. The Company acts as an introducing broker whose business activities are to provide broker-dealer services to clients and trading on a proprietary basis. In January 2004, the Company changed its corporate status from an S Corporation to a Limited Liability Company (note 8).

The Company has agreements with various clearing houses to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform related record keeping functions. The agreement can be canceled by either party upon 30 days written notice. The agreements state that the Company will assume its customer's obligations should a customer of the Company default on its obligations relating to securities trades executed by the clearing house. The clearing house controls customers' credit risk by requiring that they maintain margin collateral in compliance with various regulatory and internal guideline.

Note 2 - Summary of significant accounting policies

Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Depreciation

Equipment is being depreciated under the straight-line method over an estimated useful life of five years.

Commissions

Commission revenues and expenses are recorded on a trade date basis as security transactions occur.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires that net capital, as defined, shall be the greater of $100,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $1,648,462 which was $1,548,462 in excess of the minimum net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.104 to 1.

Note 4 - Income taxes

The Company reports as a Subchapter S Corporation for Federal and State tax reporting, and as such no provision has been made for income taxes since such taxes, if any, are payable by the stockholder individually.

The Company is required to file Federal and New York State S Corporation tax returns and a New York City Corporation tax return.

REDWOOD BROKERAGE SERVICES, INC.

Notes to Financial Statements (continued)
December 31, 2003

The income tax expense in the accompanying statement of operations is summarized as follows:

Current		
State	$	-
City		-
		-
Deferred		
State		-
City		26,402
		26,402
Income tax expense	$	26,402

The Company has approximately $290,000 in net operating loss carryforwards for New York City purposes that expire in 2021.

The net deferred tax asset at December 31, 2003 amounted to $100,375 and primarily represents the tax effect of net operating loss carryforwards and the difference between book value and tax value of investments for New York City Corporation tax purposes.

Note 5 - Investments

The Company has made investments in entities with ownership percentages ranging from 5% to 42.5%. Entities in which the Company owns less than 20% of the voting interest is generally accounted for under the cost method of accounting. Entities in which the Company owns between 20% to 50% of the voting stock or otherwise exercise significant influence over operations and financial policies of the investee are accounted for under the equity method.

A listing of investments as of December 31, 2003 is as follows:

Nextek Power Systems (NPS) - 16,000 shares of Series B Convertible Preferred Stock in a company which designs, develops and manufactures products that convert and condition electric power for high reliability, DC-based appliations	$	400,000
Technimentals Research Group LLC (Technimentals) - 42.5% interest in a company which provides technical research to high net-worth individuals, investment partnerships and institutions.		211,469
Red-Horse Funding LLC (Redhorse) - 21% interest in a company which owns 100% of the preferred stock in Redhorse Holding Corp., an entity that is financing a broker/dealer.		50,000
	$	661,469

The Company's investments in Technimentals and Redhorse are being accounted for under the equity method.

The Company's share of the equity in losses for the year ended December 31, 2003 is as follows:

Technimentals Research Group LLC	$	364,215
Red-Horse Funding LLC		790,000
	$	1,154,215

Research fees in the amount of $255,221 were paid by the Company and have been eliminated from the equity in loss in Technimentals.

REDWOOD BROKERAGE SERVICES, INC.

Notes to Financial Statements (continued)
December 31, 2003

Aggregate summarized financial information relative to the Company's investments accounted for under the equity method at December 31, 2003 is as follows:

Total assets	$	627,106
Total liabilities		7,253
Members' equity		619,853
Revenue		475,182
Net (loss)		(3,785,291)

Note 6 - Subordinated borrowing

In November 2003, the Company repaid all subordinated borrowing.

Note 7 - Commitments

Employee benefit plan

The Company maintains a defined contribution plan for the benefit of all qualified employees pursuant to Section 401(K) of the Internal Revenue Code. The plan allows qualified employees to contribute a percentage of their salary, as defined. The Company is not required to make any contributions to the plan but can make discretionary contributions, as defined. During 2003, the Company made no discretionary contributions.

Contingencies

At December 31, 2003, the Company was named as a defendant in an action brought by individuals formerly associated with an affiliated entity. Management is vigorously defending this action and believes it is without merit. No provision has been made in the accompanying financial statements pending final resolution to this matter.

Note 8 - Subsequent events

In January 2004, the Company merged its net assets into a newly formed Limited Liability Company, Redwood Brokerage Services LLC, and was dissolved.

REDWOOD BROKERAGE SERVICES, INC.

Supplementary Information

Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Computation of net capital		
Total stockholder's equity		$ 2,478,638
Deduct nonallowable assets		
Equipment	$ 14,196	
Receivables from non-customers	5,836	
Advances to employees/affiliates	45,000	
Investments	661,469	
Other nonallowable assets	103,675	830,176
Net capital		1,648,462
Aggregate indebtedness		
Accounts and commissions payable and accrued expenses		172,024
Ratio of aggregate indebtedness to net capital		0.104 to 1
Minimum capital requirement of 6.67% of aggregate indebtedness or $100,000, whichever is greater		$ 100,000
Excess net capital		$ 1,548,462

The Company was in compliance with the exemption provisions of SEC Rule 15c3-3.

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filed on January 22, 2004.

* * *